Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON K1Y 4S1 CANADA

January 16, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Wi-LAN Inc. Form 40-F for the Fiscal Year Ended December 31, 2011 Filed March 9, 2012 File No. 001-35152

Dear Sir:

Set forth below are the responses of Wi-LAN Inc. (“WiLAN”, “we,” “our” or “us”) to Staff comments made by letter dated December 19, 2012 (the “Comment Letter”), in connection with the Form 40-F for the fiscal year ended December 31, 2011 filed March 9, 2012 (the “Form 40-F”). WiLAN’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Exhibit 99.3 Audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010

Note 2. Significant Accounting Policies

Revenue Recognition, page 35

We have reviewed your response to prior comment 6 and we believe that litigation expenses related to the enforcement of your patents that results in a license agreement with a licensee is directly related to your revenue generating activities and should be classified as a cost of revenue. In this regard, we note that in connection with your response to prior comment 4, you state that “filing litigation is part of [y]our core business.” Additionally, based on your response to prior comment 5, it does not appear that you enter into any arrangements that solely grant a license for future use. In this regard, we note that in all cases, licenses provide for both a release of past infringement and a license to some or all of your patents for a specified period of time. Furthermore, although you indicate that most of your license agreements signed to date have been entered into without proceeding through to the judgment of a trial on the merits of any infringement litigation, it would still appear that litigation-related activities may have commenced in such instances. Finally, it should be noted that other companies in your industry classify litigation expenses related to the licensing of patents as a cost of revenue. As a result, please revise your consolidated statements of operations to include litigation expenses related to the licensing of your patents as a cost of revenue.

WiLAN Response:

In response to the Staff’s comment above we thank you for your additional thoughts on the classification of these expenses, and without acknowledging that there is any deficiency in our previous filings, we will apply this change prospectively.

We respectfully submit that we have considered the impact of this reclassification within our statement of operations in our Form 40-F. In determining whether to revise our historical filings, we have reviewed Statement of Financial Accounting Concepts No. 2 issued by the Financial Accounting Standards Board (“FASB”). In this statement, the FASB stated the essence of the concept of materiality is as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In considering whether it is necessary to revise our Form 40-F we have considered the following factors:

•	we have included all litigation costs as operating expenses and as such, the reclassification will have no impact on our reported earnings (loss) from operations or any other reported subtotal included in our consolidated statement of operations. In assessing the materiality of the adjustment, we further note that it would have no impact on reported revenue, net earnings (loss) or earnings (loss) per share;

•	we have considered our key financial metrics contained in the Form 40-F and in our press release dated March 7, 2012 titled “WiLAN Reports Fiscal Year 2011 Financial Results”, specifically revenue, net earnings, cash flow from operations and the non-GAAP measure of “Adjusted Earnings”, none of which will change as a result of this reclassification;

•	we have disclosed the amount of litigation expense separately as part of our discussion over marketing, general and administrative expenses on page 15 of exhibit 99.2 of our Form 40-F. This includes a narrative explanation of the significant changes to this account compared to the comparative period; and

•	the information contained in our first, second and third quarter reports for 2012 along with the related press releases and note that each of these documents contains separate mention of our litigation expense along with an explanation of the significant changes compared to the comparative period.

Given the foregoing, we believe that the magnitude of the reclassification of litigation expenses would not constitute a material adjustment to our Form 40-F because it would not cause a reasonable person to change their judgment of WiLAN’s performance. As such, we respectfully submit that we will prospectively change our presentation in future filings to include litigation expenses related to the licensing of our patents as a cost of revenue and make appropriate disclosures on the change in the basis of presentation.

2

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (613) 688-4898 or Prashant Watchmaker, WiLAN’s Vice-President, Corporate Legal and Corporate Secretary, at (613) 688-4331.

Very truly yours,

Wi-LAN INC.

/s/ Shaun McEwan

Shaun McEwan

Chief Financial Officer

Phone: (613) 688-4898

Fax: (613) 688-4894

E-mail: smcewan@wilan.com

3